Exhibit 99.1

Tricon Announces Voting Results from Annual Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 21, 2023--Tricon Residential Inc. (NYSE: TCN, TSX: TCN) (“Tricon” or the “Company”) , an owner and operator of single-family rental homes in the U.S. Sun Belt and multi-family rental apartments in Canada, is pleased to announce that it has received shareholder approval for all resolutions voted upon at its annual meeting of shareholders held virtually on June 21, 2023 (the “Meeting”). In particular, all nominees listed in the Company’s information circular dated May 9, 2023 (the “Circular”) were elected as directors of the Company. The Company received proxies and virtual votes at the Meeting for each of the nominees as follows:

Nominee	Votes For		Votes Withheld
	Number	%	Number	%
David Berman	193,524,758	93.21%	14,091,620	6.79%
Gary Berman	205,003,257	98.74%	2,613,121	1.26%
Frank Cohen	204,488,772	98.49%	3,127,606	1.51%
Camille Douglas	203,687,915	98.11%	3,928,464	1.89%
Renée L. Glover	205,206,506	98.84%	2,409,873	1.16%
Ira Gluskin	203,564,738	98.05%	4,051,640	1.95%
J. Michael Knowlton	129,782,075	62.51%	77,834,303	37.49%
Siân M. Matthews	126,654,244	61.00%	80,962,133	39.00%
Geoff Matus	204,586,912	98.54%	3,029,466	1.46%
Peter D. Sacks	127,555,359	61.44%	80,061,019	38.56%

In addition, Tricon reports that the appointment of PricewaterhouseCoopers LLP as Tricon’s auditor was approved by the affirmative vote of 99.77% of the votes represented at the Meeting.

The Company’s full report of voting results on matters presented at the Meeting can be found at www.sedar.com and at https://www.sec.gov.

About Tricon Residential Inc.

Tricon Residential Inc. (NYSE: TCN, TSX: TCN) is an owner and operator of a growing portfolio of approximately 37,000 single-family rental homes in the U.S. Sun Belt and multi-family apartments in Canada. Our commitment to enriching the lives of our employees, residents and local communities underpins Tricon’s culture and business philosophy. We provide high-quality rental housing options for families across the United States and Canada through our technology enabled operating platform and dedicated on-the-ground operating teams. Our development programs are also delivering thousands of new rental homes and apartments as part of our commitment to help solve the housing supply shortage. At Tricon, we imagine a world where housing unlocks life’s potential. For more information, visit www.triconresidential.com.

Contacts

Wissam Francis
EVP & Chief Financial Officer
Email: IR@triconresidential.com

Wojtek Nowak
Managing Director, Capital Markets